China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People’s Republic of China

VIA EDGAR
H. Roger Schwall, Assistant Director
Kevin Dougherty
Laura Nicholson
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
July 17, 2013

Re:	China Petroleum & Chemical Corporation Form 20-F for Fiscal Year Ended December 31, 2012 (“2012 Form 20-F”) Filed April 11, 2013 (File No. 001-15138)

Dear Messrs. Schwall, Dougherty and Nicholson:

We refer to your letter dated July 3, 2013 regarding certain comments on the 2012 Form 20-F of China Petroleum & Chemical Corporation (together with its subsidiaries, the “Company” or “we”) filed with the Commission on April 11, 2013 with the file number 001-15138.  Set forth below are our responses to your comments.  For your convenience, we have also restated your comments below in bold.

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Form 20-F

Risk Factors, page 8

We rely heavily on outside suppliers for crude oil…, page 9

1.
We note your disclosure about Sudan. Please tell us about any contacts with Sudan since your letters to us dated January 1, 2010 and February 11, 2010. We note 2013 news articles reporting that you are one of the largest oil engineering service providers in Sudan via subsidiaries Zhongyuan Petroleum Exploration Bureau and Sinopec International Petroleum Service Group. As you know, Sudan is designated by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. We also note recent news articles reporting that you have oilfields in Syria and have been exploring offshore oil extraction in Cuba, countries that are also designated as state sponsors of terrorism and subject to economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan since your prior letters, and with Syria and Cuba, whether through subsidiaries, affiliates, resellers, distributors, or other direct or indirect arrangements, including through subsidiaries Unipec and

Sinopec Shanghai Petrochemical Co, Ltd. Your response should describe any products, equipment, components, technology or services you have provided to the referenced countries, directly or indirectly, and any agreement, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments. Please also describe any payments made to those governments.

We respectfully submit that the statements that we are the largest oil engineering service provider in Sudan, that we have oilfields in Syria and that we have been exploring offshore oil extraction in Cuba are misguided and factually mistaken as far as the Company is concerned. The Company has no existing operations associated with Sudan, Syria or Cuba except for the purchases of crude oil from Sudan in its ordinary course of business. We also respectfully advises the Staff that both of Zhongyuan Petroleum Exploration Bureau and Sinopec International Petroleum Service Group are subsidiaries of China Petrochemical Corporation (or Sinopec Group), the Company’s controlling shareholder and a wholly state-owned corporation of the government of the People’s Republic of China. It is possible that the reported activities and operations relate to those have been conducted by Sinopec Group, but we do not have sufficient information to support or otherwise verify the accuracy of these statements.

Consistent with our disclosure in the 2012 Form 20-F and our response letter to the Staff dated January 11, 2010, the Company purchases crude oil from Sudan in its ordinary course of business. The purchase volumes of Sudanese crude oil as a percentage of the Company’s total refinery throughputs were insignificant in each of the past three (3) years and, as shown in the table in the Company’s response to comment #2 below, such purchase volumes declined significantly over the same period. The Company anticipates that the purchases from Sudan may continue and the purchase volume will continue to be insignificant. We purchased all of our Sudanese crude oil through our trading subsidiary, China International United Petroleum & Chemicals Co., Ltd., also known as Unipec, which sourced the crude oil from a number of traders, resellers and/or distributors. We respectfully advise the Staff that Sinopec Shanghai Petrochemical Company Limited, also known as Sinopec Shanghai, is a subsidiary of ours that is listed on the Stock Exchange of Hong Kong, the Shanghai Stock Exchange and the New York Stock Exchange. Sinopec Shanghai engages in refining and chemical businesses and its imported crude oil supplies are primarily purchased through Unipec.

The Company neither provide products, equipment, components, technology or services, directly or indirectly, to Sudan, Syria or Cuba nor make any payment to the governments of these countries.

2.
Please discuss the materiality of any contacts with Sudan, Syria and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan, Syria and Cuba.

As discussed in our response to comment #1 above, the Company has no existing operations associated with Sudan, Syria or Cuba except for the purchases of crude oil from Sudan in its ordinary course of business.  The Company did not purchase any crude oil from Syria and Cuba in the past three years. We respectfully submit the following supplemental information on the Company’s purchase volumes from Sudan in 2010, 2011 and 2012, and their respective percentages of the Company’s total refinery throughputs.

	Sudan
	Volume	% of Total
	(million tonnes)
2010	10.21	4.84
2011	3.65	1.68
2012	0.51	0.23

As indicated in the above, the Company’s crude oil purchases from Sudan constitute only a very small and declining portion of the Company’s total refinery throughputs. The Company understands that certain investors based in the U.S. may not wish to invest in foreign companies that have operations associated with the aforementioned countries. Therefore, the Company has disclosed this fact on page 9 of the 2012 Form 20-F that it purchased crude oil “from countries or regions that are on the sanction list published and administered by the Office of Foreign Assets Control of the US Department of Treasury.”  The Company believes that such statement would be adequate for the investors who are concerned with our business dealings with certain countries such as Sudan to make their investment decisions in so far as they base their investment decisions on whether we have purchased crude oil from the aforementioned countries.

3.
Please tell us whether the representations in your letter dated February 11, 2010 that you maintain separate operations, financing, employees and revenues from controlling shareholder China Petrochemical Corporation (or Sinopec Group), and that there are no shared employees between you and Sinopec Group in connection with activities in sanctioned countries, continue to be correct.

We respectfully submit that the Company continues to maintain separate operations, financing, employees and revenues from China Petrochemical Corporation (or Sinopec Group), and in connection with any activities of Sinopec Group in the OFAC sanctioned countries, there are no shared employees between the Company and Sinopec Group.

4.
We note from your January 11, 2010 letter that you purchased crude oil from National Iranian Oil Company, an entity on the list of Specially Designated Nationals maintained by the U.S. Department of Treasury’s Office of Foreign Assets and Control. We also are aware of 2013 news articles reporting Unipec purchases of crude oil from National Iranian Oil Company. It is not clear to us from your disclosure on page 28 whether your crude oil purchases involved National Iranian Oil Company or any other government entities. Please tell us whether you continue to purchase crude oil from National Iranian Oil Company, and discuss the potential for reputational harm from your and/or your subsidiaries’ business dealings with this entity.

We respectfully submit that the Company’s disclosure on page 28 of the 2012 Form 20-F included purchases of crude oil from National Iranian Oil Company, and all of our Iranian crude oil purchases were made through our trading subsidiary, Unipec, in the past three years. We respectfully submit the following supplemental information on the Company’s purchase volumes from Iran in 2010, 2011 and 2012, and their respective percentages of the Company’s total refinery throughputs.

	Iran
	Volume	% of Total
	(million tonnes)
2010	8.32	3.94
2011	14.60	6.72
2012	8.63	3.90

The Company is aware that certain U.S. state and local governments and colleges have restrictions on investment of public funds or endowment funds in companies that are members of corporate groups with activities in certain countries that are the subject of U.S. sanctions. These investors may not wish to invest, and may divest their investment, in us because we purchase crude oil from Iran. The Company believes it has adequately disclosed the risk in the risk factors on page 9 of the 2012 Form 20-F. We are not aware of other potential harm on our reputation, if any, in our business dealings with this entity.

Major Shareholders and Related Party Transactions, page 63

5.
We note your disclosure at page 63 regarding your non-competition agreement with Sinopec Group Company. Please file such agreement as an exhibit to your filing, or tell us why you believe that you are not required to do so. Please refer to paragraph 4(b)(i) of the section in Form 20-F entitled “Instructions as to Exhibits.”

Upon confirmation by the Staff that it is ready to complete the review of the Company’s 2012 Form 20-F (conditioned upon the filing of the referenced agreement), the Company undertakes to make a prompt filing of Amendment No. 1 to the 2012 Form 20-F to include an English translation of the referenced non-competition agreement and related undertakings.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at +86 10 59960028 if you have any questions.  Thank you very much.

Sincerely,

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

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